Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

FOR THE YEAR ENDED DECEMBER 31

(in millions, except ratios)

	2003	2002	2001	2000	1999
Earnings:
Income from continuing operations before taxes on income and before accounting change	$1,669	$902	$1,633	$2,789	$1,842
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—	—	—	1	—
Less equity earnings	(138)	(72)	(118)	(115)	(55)
Fixed charges added to earnings	349	382	422	469	232
Distributed income of less than 50% owned persons	35	21	23	9	9
Amortization of capitalized interest:
Consolidated	21	14	13	15	15
Proportionate share of 50% owned persons	—	—	—	—	—

Total earnings	$1,936	$1,247	$1,973	$3,168	$2,043
Fixed Charges:
Interest expense:
Consolidated	$314	$350	$371	$427	$195
Proportionate share of 50% owned persons	4	4	6	6	4

	318	354	377	433	199

Amount representative of the interest factor in rents:
Consolidated	30	27	43	34	32
Proportionate share of 50% owned persons	1	1	2	2	1

	31	28	45	36	33
Fixed charges added to earnings	349	382	422	469	232

Interest capitalized:
Consolidated	21	22	22	20	21
Proportionate share of 50% owned persons	—	—	—	—	—

	21	22	22	20	21

Total fixed charges	$370	$404	$444	$489	$253
Ratio of earnings to fixed charges	5.2	3.1	4.4	6.5	8.1

The financial information of all prior periods has been reclassified to reflect discontinued operations.